Exhibit 1.01

Element Solutions Inc
Conflict Minerals Report
For the Year Ended December 31, 2022

Element Solutions Inc ("Element Solutions," the "Company," "we," "us," or "our") is filing this Conflict Minerals Report for the reporting period of January 1, 2022 to December 31, 2022 (the "Reporting Year") pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended. As required by Rule 13p-1, we have conducted a reasonable country of origin inquiry ("RCOI") on the Conflict Minerals (as defined below) that were in our supply chain during the Reporting Year to determine whether any of them was sourced from a Covered Country (as defined below) or came from recycled or scrap sources. "Conflict Minerals" are defined by the Securities and Exchange Commission (the "SEC") as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives: tin, tantalum, tungsten, and gold. "Covered Countries" for purposes of Rule 13p-1 refers to the Democratic Republic of the Congo and the following adjoining countries: Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
Company Overview
Element Solutions, through its two business segments, Electronics and Industrial & Specialty, formulates and markets dynamic chemistry solutions that are used in several key industries, including consumer electronics, power electronics, semiconductor fabrication, communications and data storage infrastructure, automotive systems, industrial surface finishing, consumer packaging, and offshore energy.
As stated in our Supply Chain Conflict Minerals Policy, we are committed to not knowingly purchase Conflict Minerals that, directly or indirectly, finance or benefit armed groups in any of the Covered Countries. To this end and as part of our annual RCOI, we require all our direct suppliers to identify and conduct appropriate due diligence in their supply chain on any Conflict Minerals supplied to us. Our Supply Chain Conflict Minerals Policy is publicly available on our website at www.elementsolutionsinc.com under "Sustainability" in "Resources - Policies."
In addition, our Supplier Code of Conduct requires suppliers not knowingly to procure for us, or use in the materials they deliver to us, Conflict Minerals that are not certified as conformant and to identify all the smelters in their supply chain. If a supplier is not able to demonstrate sufficient reporting documentation relating to the origins of the Conflict Minerals they provide to us, we reserve the right to suspend such supplier until such time that material improvement is made and/or appropriate documentation is provided. Our Supplier Code of Conduct is also accessible on our website under "Sustainability" in "Resources - Policies."
The statements in this report are based on the due diligence activities performed to date and on the information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or a lack of available smelter data, errors or omissions by suppliers or smelters, evolving confirmation of smelters, and incomplete information from industry or other third-party sources.
Scope & Supply Chain Due Diligence
The scope of this report is inclusive of the Company's products from both segments mentioned above which were manufactured or contracted to be manufactured during the Reporting Year and determined to contain Conflict Minerals necessary to the functionality or production of those products.
Element Solutions' supply chain is complex and there are multiple tiers between our Company and the mines from which the Conflict Minerals we use originate. Accordingly, we rely on our direct suppliers to provide information on the origin of the Conflict Minerals contained in our products, including sources of these Conflict Minerals that are communicated to them by lower-tier suppliers.

We have implemented a cross-functional team, including representatives of the compliance, procurement, supply chain, and legal functions. This team is responsible for our Conflict Minerals compliance program, including implementing processes related to the responsible sourcing of Conflict Minerals and conducting a RCOI on an annual basis. Our RCOI is designed to determine whether any of the necessary Conflict Minerals in our products either originated in the Covered Countries and/or Conflict-Affected and High-Risk Areas ("CAHRAs") or came from recycled or scrap materials.
To support our RCOI for the Reporting Year, we undertook certain due diligence measures on the source and chain of custody of the Conflict Minerals we use. These measures were intended to conform in all material respects to the internationally-recognized framework of the Organisation for Economic Co-operation and Development (OECD)'s Due Diligence Guidance for Responsible Supply Chains of Minerals from CAHRAs, and related supplements for each Conflict Mineral. As described in further detail below, this due diligence process included the following steps:
•determining which products contained a Conflict Mineral that was necessary to the functionality or production of such products (as determined, the "CM Products");
•identifying the direct suppliers of the Conflict Minerals contained in the CM Products (as identified, the "CM Suppliers");
•requesting data from all CM Suppliers and having those CM Suppliers request similar information within their supply chain to identify the original sources of any Conflict Minerals;
•reviewing responses received from the CM Suppliers and, where needed, following up on inconsistent, incomplete, and/or inaccurate responses; and
•sending reminders to CM Suppliers who did not respond.
For the Reporting Year, our due diligence data requests to all CM Suppliers consisted in sending each CM Supplier:
•a Conflict Minerals Certification and Agreement, which requires that each CM Supplier trace, through its own due diligence, the origin of any Conflict Minerals sold to us during the Reporting Year, and
•the latest Conflict Minerals Reporting Template ("CMRT") questionnaire created by the Responsible Minerals Initiative ("RMI") funded by the Responsible Business Alliance which requires that each CM Supplier provide information on the type of Conflict Minerals sold to us during the Reporting Year and the source of such Conflict Minerals, including their country of origin, the names and locations of the smelters used, and the RMI identification number of these smelters.
We received responses from more than 89% of our CM Suppliers. With respect to each smelter and refiner identified by a CM Supplier, we sought to verify this information by comparing these smelters and refiners against available lists of compliant smelters and refiners published by internationally-recognized industry validation schemes, such as the RMI Responsible Minerals Assurance Process ("RMAP"), which is the due diligence program of the RMI. We also conducted open source due diligence and reviewed third-party databases and information obtained through a third-party general screening application. The RMAP uses an independent third-party audit process to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the standards of the audit is published on the RMI website. If a smelter was included on the RMAP's Conformant Smelter & Refiner List (the "Conflict-Free Smelter List"), we relied on the results of that third-party audit for purposes of the risk assessment relating to the Conflict Minerals in our supply chain and the evaluation of whether the smelters identified by the CM Suppliers of these Conflict Minerals have effective due diligence practices.
Results of Supply Chain Due Diligence
Based on the good faith RCOI described above, we have no reason to believe that Conflict Minerals used in the CM Products may be of non-compliant origin. However, in some limited cases, we did not have sufficient information to determine the particular facilities used to source Conflict Minerals contained in certain of our CM Products due to lack of information or incomplete information.
In addition, most of the CM Suppliers' responses represented their supply chain at a company-level rather than being product-specific, and as a result, we could not determine which of the identified smelters were actually in the Company's supply chain. Among these facilities, certain smelters or refiners were indicated as known or reasonably believed to source minerals from the Covered Countries and/or CAHRAs. However, when listed, these smelters or refiners were certified by the RMI as compliant smelters or refiners only sourcing in conflict-free regions of such Covered Countries and/or CAHRAs. All other smelters identified by the CM Suppliers were also validated as compliant on the Conflict-Free Smelter List or through our third-party general screening application tool with no indication of Covered Country or CAHRA sourcing by such screening application tool.
Ongoing Improvements to Due Diligence Process and Future Steps
Our RCOI and related due diligence process are based on the necessity of gathering information from our direct CM Suppliers, and then, in turn, these suppliers seeking similar data from their lower-tier suppliers. Such sources of information may yield inaccurate or incomplete information. As a result, we, and other downstream companies, rely on the information published by responsible mineral sourcing validation programs, such as the RMI and other RMI cross-recognized, independent third-party audit programs.
Based on the results of this Reporting Year's due diligence, we intend to continue to analyze and review our current process in order to improve its efficiency and continue to increase supply chain transparency, including working with these suppliers on the completeness and quality of their responses. Where and when appropriate, we also plan to continue to evaluate and expand upon the framework of our due diligence process as other minerals become minerals of concern. Aligned with our approach to Conflict Minerals, we intend to proactively identify such minerals and mitigate risks in our supply chain by focusing on Conflict Minerals or other scrutinized minerals that are sourced responsibly.
In 2022, we became a member of the Responsible Business Alliance ("RBA"), a major industry coalition dedicated to corporate social responsibility in global supply chains. Membership was granted upon review by the RBA of our practices relating to labor and human rights, safety, ethics and environmental topics as well as completion of third-party audits. This accomplishment further highlights our commitment to ethical conduct, transparency and continuous improvement throughout our supply chain.
In addition, in 2022, Alpha Assembly Solutions Inc.'s tin smelting business in the United States qualified for an extended conformance term of 3 years (v. 1 year initially) between assessments by the RMI (f/k/a the Conflict-Free Sourcing Initiative (CFSI)), which further demonstrates the alignment of our due diligence procedures with the RMAP standards. Alpha has been certified by the RMI as a conformant tin smelter since 2013 after a review of our policies at the corporate level as well as processes and procedures relevant to responsible sourcing.
In early 2023, we published our second Environmental, Social & Governance report (the "2022 ESG Report"), in which we address, among other topics, our policies and commitments towards responsible sourcing. We also describe our supply chain risk management process, which includes preemptive screening and vetting of potential counterparties, including direct suppliers of Conflict Minerals. In addition to our Supply Chain Conflict Minerals Policy and Supplier Code of Conduct, our global Anti-Slavery and Human Trafficking Policy supports our commitment not knowingly to use Conflict Minerals from sources that support or fund inhumane treatment of workers, including slavery, servitude, forced and compulsory labor, bonded and child labor and human trafficking.
As stated in our 2022 ESG Report, in 2023 we intend to introduce training sessions for our procurement teams dedicated to responsible sourcing in order to support our efforts to build ethical and socially responsible supply chains. This training will cover environmental and social topics, including the sourcing of minerals, compliance with our Supply Chain Conflict Minerals Policy and the underlying SEC regulations. Our employees are also expected to continue to communicate to our CM Suppliers and any new suppliers of minerals our commitment to responsible sourcing, compliance expectations, and information requirements.
This Conflict Minerals Report is publicly available in the Sustainability section of our website at www.elementsolutionsinc.com under "Resources - Policies." The content of our website is indicated for general information purposes only and is not incorporated by reference in this report.
Forward-Looking Statements
This Conflict Minerals Report contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements can be identified by words such as "expect," "anticipate," "project," "will," "should," "believe," "intend," "plan," "estimate," "predict," "seek," "continue," "outlook," "may," "might," "can have," "likely," "potential," "target," and variations of such words and similar expressions. The principal forward-looking statements in this Conflict Minerals Report include statements about improvements to our due diligence process and future steps. Forward-looking statements are based on management's estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors, some of which beyond our control, including, among others, the CM Suppliers’ willingness and ability to comply with RMI's audits and our due diligence process as well as our effectiveness in managing such process, the implementation of satisfactory traceability and other compliance measures by our direct and indirect CM Suppliers, changes in the Conflict Minerals rules and other political and regulatory developments relating to the sourcing of Conflict Minerals, compliance costs and those factors set forth in the Risk Factors sections of our periodic filings with the SEC. Any forward-looking statement in this Conflict Minerals Report is based only on information currently available to Element Solutions and speaks only as of the date on which it is made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.